1-6-17

04017018

SECURI[...]IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAY 28 2004 WASH. D.C.

SEC FILE NUMBER
8- 53416

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Silver Portal Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 Prospect Street, Suite 220
(No. and Street)

La Jolla (City) CA (State) 92037 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Burland East 858-362-3565 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF
(Name – *if individual, state last, first, middle name*)

2020 Camino del Rio North #500 (Address), San Diego (City) CA (State) 92108 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jon K. Haahr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silver Portal Capital, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA B. JANDT AUVIL
COMM. #1334083
Notary Public-California
SAN DIEGO COUNTY
My Comm. Exp. Dec 9, 2005

Signature

Designated Principal
Title

Lisa B Jandt Auvil
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SILVER PORTAL CAPITAL, LLC
ANNUAL FILING IN ACCORDANCE WITH RULE 17a-5

FOR THE YEAR ENDED DECEMBER 31, 2003
AND THE PERIOD OCTOBER 18, 2001 TO DECEMBER 31, 2002

TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

PKF

SILVER PORTAL CAPITAL, LLC

TABLE OF CONTENTS

PKF

Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

INDEPENDENT AUDITORS' REPORT

Members of
Silver Portal Capital, LLC
La Jolla, CA

We have audited the accompanying statements of financial condition of Silver Portal Capital, LLC (the "Company"), (a California limited liability corporation) as of December 31, 2003 and 2002, and the related statements of operations, members' capital, and cash flows for the year ended December 31, 2003 and the period October 18, 2001 through December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silver Portal Capital, LLC as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the year ended December 31, 2003 and the period October 18, 2001 through December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

San Diego, California
May 12, 2004

PKF

PKF
Certified Public Accountants
A Professional Corporation

SILVER PORTAL CAPITAL, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002

ASSETS

	2003	2002
Cash and cash equivalents	$ 564,384	$ 83,345
Accounts receivable, net (Note 3)	30,602	2,940
Prepaid expenses	18,819	22,952
Total current assets	613,805	109,237
Property and equipment, net (Note 4)	87,969	114,286
Deposits	25,000	20,000
Total other assets	112,969	134,286
Total assets	$ 726,774	$ 243,523

LIABILITIES AND MEMBERS' CAPITAL

	2003	2002
Current liabilities:		
Accounts payable	$ 16,305	$ 8,848
Accrued liabilities	67,630	–
Total current liabilities	83,935	8,848
Long-term liabilities	6,667	6,667
Total liabilities	90,602	15,515
MEMBERS' CAPITAL		
Members' capital	977,047	877,047
Accumulated deficit	(340,875)	(649,039)
Total members' capital	636,172	228,008
Total liabilities and members' capital	$ 726,774	$ 243,523

The accompanying notes are an integral part of the financial statements

SILVER PORTAL CAPITAL, LLC
STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2003
and the Period October 18, 2001 to December 31, 2002

	Year ended December 31, 2003	Period October 18, 2001 to December 31, 2002
Revenue:		
Fee revenue	$ 1,082,592	$ 130,000
Total revenue	1,082,592	130,000
Costs and expenses:		
General and administrative	894,547	728,441
Total costs and expenses	894,547	728,441
Other income	120,919	83,170
Income (loss) before provision for income taxes	308,964	(515,271)
Provision for income taxes	800	800
Net income (loss)	$ 308,164	$ (516,071)

The accompanying notes are an integral part of the financial statements

SILVER PORTAL CAPITAL, LLC
STATEMENTS OF CHANGES IN MEMBERS' CAPITAL
For the Year Ended December 31, 2003
and the period October 18, 2001 to December 31, 2002

	Members' capital	Accumulated deficit	Total
Balance at October 18, 2001	$ 499,608	$ (132,968)	$ 366,640
Contributions	377,439	–	377,439
Net loss	–	(516,071)	(516,071)
Balance at December 31, 2002	877,047	(649,039)	228,008
Contributions	100,000	–	100,000
Net income	–	375,794	375,794
Balance at December 31, 2003 as previously presented	977,047	(273,245)	703,802
Adjustment for pension plan	–	(67,630)	(67,630)
Balance at December 31, 2003 restated	$ 977,047	$ (340,875)	$ 636,172

The accompanying notes are an integral part of the financial statements

SILVER PORTAL CAPITAL, LLC
STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2003
and the Period October 18, 2001 to December 31, 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 308,164	$ (516,071)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	41,629	47,901
Changes in certain assets and liabilities:		
Accounts receivable	(27,662)	(2,051)
Other assets	(867)	45,263
Other liabilities	75,087	(350)
Net cash provided by (used in) operating activities	396,351	(425,308)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures	(15,312)	(28,663)
Net cash used in investing activities	(15,312)	(28,663)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions	100,000	320,000
Net cash provided by financing activities	100,000	320,000
Net increase (decrease) in cash	481,039	(133,971)
Cash at the beginning of the period	83,345	217,316
Cash at the end of the period	$ 564,384	$ 83,345
Cash paid during the period for:		
Taxes	$ 800	$ 800
Interest	$ –	$ –

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

During the period ended December 31, 2002, an asset with a fair value of $57,048 was contributed to the Company.

The accompanying notes are an integral part of the financial statements

SILVER PORTAL CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 1 - ORGANIZATION

Silver Portal Capital, LLC (the "Company") was incorporated in California in September 2000 as Burland East, LLC. On May 29, 2001 the Company changed its name to Silver Portal Capital, LLC. The Company began doing business on October 18, 2001 as a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of SEC Rule 15c3-3 subparagraph (k)(2)(i). To maintain this exemption, the Company does not hold customer funds and/or securities.

NOTE 2 - ACCOUNTING POLICIES

The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents include amounts on deposit with financial institutions and investments maturing within 90 days.

Fee revenue, which result from the Company providing investment advisory services for the sale of limited partnership or membership interests under private offerings in the real estate industry and the structuring of joint ventures, are recorded as they are earned.

Other income consists primarily of reimbursement of operating expenses from a sublessor of office space and clients' reimbursement of direct expenses.

Concentration of Credit Risk

The Company maintains its checking and money market accounts at a financial institution located in California. Accounts at this bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2003, the Partnership's uninsured cash balance was approximately $464,000. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk with respect to its cash and cash equivalents.

NOTE 3 - ACCOUNTS RECEIVABLE

Accounts receivable, as of December 31, 2002, consist of amounts due from Silver Portal Capital Advisors, an affiliate and to a lesser degree, amounts from a sublessor of office space from the Company. Due to the inability of the affiliate to pay the Company, the amount of $35,235 has been fully reserved.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed over the estimated useful life of the depreciable asset, ranging from three to seven years, using either the straight-line or declining balance methods.

	December 31, 2003	December 31, 2002
Fixed assets:		
Computer and related equipment	$ 37,373	$ 37,373
Furniture and fixtures	83,078	67,766
Company vehicle	57,048	57,048
Accumulated depreciation	(89,530)	(47,901)
Net fixed assets	$ 87,969	$ 114,286

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company leases its primary facility under a non-cancelable operating lease that expires in 2005. The Company generally pays taxes, insurances, and maintenance expenses related to the leased facilities. Gross rent expense was $141,151 for the year ended December 31, 2003. During 2003 the Company received approximately $57,000 of sub-lease income from a related party who is on a month to month sublease with the Company (Note 7). Future minimum lease commitments under the non-cancelable operating lease are as follows:

Year Ending	
2004	$ 125,003
2005	105,504
Total	$ 230,507

In 2003 the Company assisted in providing financing for a hotel partnership ("Partnership"). In recognition for services rendered, the Company received an ownership interest in the Partnership. As of December 31, 2003 the value of the Company's interest in the Partnership was not readily determinable. Revenues, when received, will be recognized in the period in which they are received. Accordingly, the Company has not valued this investment as of December 31, 2003.

NOTE 6 -INCOME TAXES

Effective May 29, 2001, the Company elected to be taxed as a Limited Liability Corporation (LLC). Accordingly, revenues and expenses are reported on the members' individual income tax returns, and no provision for federal income taxes is included in the Company's financial statements. The $800 income tax provision represents the California minimum franchise tax paid by the Company in 2003 and 2002.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company is involved in certain related party transactions with an affiliate, Silver Portal Capital Advisors ("Advisors"). For the period October 18, 2001 to December 31, 2002 Advisors was charged $35,235 by the Company for office rent and related expenses, which has not been collected and is fully reserved for in the accompanying financial statements as of December 31, 2003 and 2002 (Note 3). In addition, the Company leases a portion of its office space to Wachovia Securities (formerly First Union Securities). For the period October 18, 2001 to December 31, 2002 Wachoviarelated expenses. For the year ended December 31, 2003 Wachovia Securities paid the Company $56,930 for rent and related expenses.

NOTE 8 - NET CAPITAL REQUIREMENTS

Under SEC Rule 15c3-1(a)(2), the Company is required to maintain a minimum net capital of $5,000, and shall not permit its aggregate indebtedness to all other persons to exceed 800% of its net capital. As of December 31, 2003 and 2002, the Company had net capital of $462,494 and $66,163, respectively. This was $457,494 in excess of its required net capital for 2003 and $61,163 for 2002. The Company's net capital ratio was 20% as of December 31, 2003 and 23% as of December 31, 2002. (See supplementary information for calculations).

NOTE 9 - RESTATEMENT

During April 2004, management determined that the accrual for the employer portion of the Company's 401(k) Plan as of December 31, 2003, had not been recorded.

The December 31, 2003 financial statements have been restated to present the correction of this error in recording the pension plan contribution of $67,630 as follows:

	2003 As Originally Reported	2003 As Restated
Assets	$ 726,774	$ 726,774
Liabilities	22,972	90,602
Members' capital	703,802	636,172
Revenue	$ 1,082,592	$ 1,082,592
General and administrative expenses	826,917	894,547
Net income	375,794	308,164
Net capital	$ 530,124	$ 462,494
Aggregate indebtedness	22,972	90,602
Ratio of aggregate indebtedness to net capital	4%	20%

SUPPLEMENTARY INFORMATION

SILVER PORTAL CAPITAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003 and 2002

	2003	2002
Total assets	$ 726,774	$ 243,523
Total liabilities	90,602	15,515
Members' capital	636,172	228,008
Less non-allowable assets:		
Prepaid expenses	18,819	22,952
Deposit	25,000	20,000
Property and equipment	87,969	114,286
Account receivable	30,602	2,940
	162,390	160,178
Haircut on securities	11,288	1,667
Net capital	$ 462,494	$ 66,163

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

	2003	2002
Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 5,000	$ 5,000
Net capital in excess of amount required	$ 457,494	$ 61,163
Aggregate indebtedness	$ 90,602	$ 15,515
Ratio of aggregate indebtedness to net capital	20%	23%

RECONCILIATION WITH COMPANY'S COMPUTATION
(INCLUDED IN PART IIA OF FORM X-17A-5)

	2003	2002
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 226,395	$ 72,830
Adjustments, net:		
Adjustment of rent deposit accrual	–	(6,667)
Reclassification of payroll entries	303,729	–
Adjustment of 401K plan accrual	(67,630)	–
Net capital, as adjusted	$ 462,494	$ 66,163

SILVER PORTAL CAPITAL, LLC
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the year ended December 31, 2003 and
the period October 18, 2001 to December 31, 2002

The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of the SEC Rule 15c3-3 subparagraph (k)(2)(i). To maintain this exemption, the Company does not hold customer funds and/or securities. If any customer funds and/or securities are received, they are to be promptly forwarded.

SILVER PORTAL CAPITAL, LLC
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not hold customer securities, and consequently qualifies for exemption under the provisions of the Rule.

PKF
Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Members of
Silver Portal Capital, LLC
La Jolla, CA

In planning and performing our audits of the financial statements of Silver Portal Capital as of December 31, 2003 and 2002 and for the year ended December 31, 2003 and the period October 18, 2001 to December 31, 2002, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation

of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements do not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we considered to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Silver Portal Capital for the year ended December 31, 2003 and the period October 18, 2001 to December 31, 2002, and this report does not affect our report thereon dated May 12, 2004.

As a result of the Company's small size, the assignment of job responsibilities does not provide an adequate segregation of duties. Effective internal control contemplates a segregation of duties so that no one individual processes a transaction from its inception to its completion. While we recognize that the Company is not large enough to permit an adequate segregation of duties for an effective system of internal accounting control, it is important that you be aware of this condition.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

PKF

San Diego, California
May 12, 2004

PKF
Certified Public Accountants
A Professional Corporation